UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TEGNA 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            TEGNA Inc.
            8350 Broad Street, Suite 2000
            Tysons, Virginia 22102

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of TEGNA 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of TEGNA 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
June 27, 2023

We have served as the Plan’s auditor since 2018.

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021

Assets
Investments, at fair value	$807,998,995	$974,386,568

Notes receivables from participants	4,291,080	4,545,013
Employer contributions receivable	1,404,004	1,467,650
Employee contributions receivable	1,403,905	1,042,421
Due from brokers	1,529	—
Total Receivables	7,100,518	7,055,084

Total Assets	$815,099,513	$981,441,652

Liabilities
Accrued expenses	92,980	874
Total Liabilities	92,980	874

Net Assets Available for Benefits	$815,006,533	$981,440,778

The accompanying notes are an integral part of these financial statements.

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2022

Investment Income (losses):
Interest and dividends	$7,774,982
Net decline in fair value of investments	(154,432,647)
Net investment loss	(146,657,665)

Contributions:
Employer, net	19,248,089
Employee	40,077,229
Rollover	5,216,055
Total contributions	64,541,373

Interest income on notes receivable from participants	229,891
Net losses	(81,886,401)

Benefits paid to participants	83,855,556
Administrative expenses	692,288
Total deductions	84,547,844

Net decrease	(166,434,245)

Net assets available for benefits:
Beginning of year	981,440,778
End of year	$815,006,533

The accompanying notes are an integral part of these financial statements.

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1.Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor) and certain of its subsidiaries. Certain collective bargaining agreements and personal service contracts may exclude or restrict some employee's participation in the Plan. Certain business units may also be determined to be ineligible for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets were held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees), until September 1, 2021. All trustee services for TEGNA 401(k) Savings Plan transferred to Fidelity Management Trust Company (FMTC) effective September 1, 2021. Administration and recordkeeping of the TEGNA 401(k) Savings Plan transferred from The Vanguard Group to Fidelity Investments effective September 1, 2021. Transfer of Plan and assets also resulted in change to plan provisions with increased employee deferral percentage options, separate employee deferral election types, and company stock accounting changes from unitized stock investment structure to real-time traded stock.
The Plan adopted a Safe Harbor plan design effective January 1, 2018. Company contributions for employees active as of January 1, 2018 became immediately 100% vested. All new future contributions made after this date also become immediately 100% vested. A Safe Harbor match was initiated for all match eligible participants, with the Company matching $1 for $1 on the first 4% of participant deferrals.
Participants should refer to the updated TEGNA 401(k) Savings Plan Summary Plan Description (SPD) for more details and information on the Plan’s provisions.

The Plan was amended on December 18, 2019 to add automatic deferral contributions (auto-enrollment), effective January 1, 2020 to the Plan for all eligible employees hired or rehired on or after January 1, 2020. This feature sets all eligible employees to be automatically enrolled at pretax election of 4% of compensation (unless they decide to opt out) as of the earliest practicable payroll period after the enrollment date. The Plan was amended on March 20, 2020 to add automatic-escalations, effective April 1, 2020 to the Plan for all eligible employees hired or rehired on or after January 1, 2020 and employed for at least 6 months as of the designated automatic adjustment date. This annual feature, beginning in plan year 2021, sets all eligible employees to have their salary deferral election increased annually, each April 1st, by 1%, up to a maximum of 10% of compensation (unless they decide to elect a different auto-increase percentage or opt out). Special eligibility and participation rules apply to certain business units.

Plan Benefits

Company contributions are generally funded with common stock of the Company in an amount equal to the required contributions, and such stock is allocated to participant accounts based on a matching formula and sliding scale contribution formula. All Plan participants, regardless of age or years of participation, can transfer at any time (subject to insider trading blackouts) all or part of their allocated Company stock to one or more of the other investment funds available in the Plan. Upon a participant's termination of employment, the participant has the right to receive his or her vested interest in all accounts, including any Company common shares in-kind. Dividends are paid quarterly and reinvested back into company stock if not distributed to participants.

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 core investment options, the TEGNA Common Stock, and a suite of 12 target date maturity commingled funds, as well as a self-directed brokerage account. The Plan allocates investment income to participants’ accounts daily.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)
Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum or, as elected, through periodic withdrawals. Limited hardship withdrawals and in-service distribution opportunities for eligible participants are also available for active employees.

Contributions

Prior to September 1, 2021, participants were allowed to contribute, on a before tax and/or a Roth after-tax basis, any percentage amount, from 1% up to 50% of Plan eligible compensation. Effective September 1, 2021, the maximum deferral percentage amount increased from 50% to 80% for before tax and/or Roth deferrals. Contributions are made on a payroll period basis. Participants may also contribute rollover amounts representing distributions from other qualified 401(k) plans. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year is eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (Code). However, employer matching contributions shall not be made on catch-up contribution amounts.

The employer match is 100% of the first 4% of compensation that a participant contributes. In addition to matching contributions, the Plan provides for employer contributions (referred to as "sliding scale" contributions) to certain participants whose benefit under the Company's defined benefit plan was frozen as of August 1, 2008, and who satisfy certain service, age and other requirements. The employer sliding scale contribution are calculated as a percentage of the participant's compensation. The employer match and sliding-scale contributions are made through issuing common stock from the Company's treasury stock and depositing it in the participants' accounts. Employer match and sliding-scale contributions in the Company’s stock totaled approximately $19.2 million for the year ended December 31, 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan's earnings and is charged with a quarterly flat fee for plan administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally participants can elect to have one outstanding loan borrowed from their accounts in an amount up to 50% of their vested account balance, excluding the Company contributions and the related earnings, with a minimum loan of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in participants’ accounts, the interest rate applied to participant loan is updated daily at the prime rate plus 1%. Loans have maturities for a period not to exceed five years. Interest rates (prime rate +1%) ranged from 3.50% to 8.00% at December 31, 2022.

Effective March 30, 2020, the Plan adopted certain temporary loan provisions permitted under the Coronavirus Aid, Relief, and Economic Security Act ("CARES") that was signed into law on March 27, 2020. The provisions are as follows:

• The temporary loan repayment deferral provision of the CARES Act allowed qualified Plan participants with Plan loan repayments to defer such repayments for up to one year if the due date of such repayment occurred between March 27, 2020 and December 31, 2020. Repayments began January 1, 2021.

• For the period from March 27, 2020 and ending September 23, 2020, qualified Plan participants could obtain a loan in an amount up to the lesser of $100,000 or 100% of the participant's vested account balance, in each case reduced by the amount of any existing loan.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive 100% of their vested account balances.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. A quarterly plan administrative flat fee is applied to participant accounts to cover a variety of administrative expenses, including recordkeeping, trustee, legal, audit, investment advisor and other services. The Company may elect to pay for certain Plan expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)
Reclassifications

Certain reclassifications have been made to prior year's financial statements to conform to the current year's presentation.

3.    Parties-in-Interest and Related Party Transactions

At December 31, 2022 the Plan held an investment of 5.3 million shares of the Company's common stock and 4.7 million share equivalents at December 31, 2021. The Plan earned dividend income from the Company's common stock of approximately $1.8 million for the year ended December 31, 2022. For the year ended December 31, 2022, approximately $1.6 million of the Company's common stock was purchased and approximately $2.0 million was sold.

Prior to September 1, 2021, the Plan invested in the Vanguard Institutional Index Fund and various Vanguard Retirement Funds which were sponsored by Vanguard, the Trustee for the Company Funds at that time. Also, certain Plan investments were shares of a short term investment fund and a common collective trust S&P 500 Index Fund which are managed by Northern Trust, the Trustee for all investments except for the Company Stock Funds and self-directed brokerage accounts. Starting September 1, 2021, the Plan invested in the Fidelity Institutional Index Fund and various Fidelity Retirement Funds which are sponsored by Fidelity, the current Trustee of the Plan. Those transactions qualified as party-in-interest transactions and were exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2022.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4.    Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the code). Subsequent to the receipt of the determination letter, the Plan was amended. Plan management believes the Plan is designed and being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would result in a tax liability or tax asset at December 31, 2022 and 2021. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is not subject to income tax examinations for years prior to 2019.

5.     Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the draft Form 5500 for net assets available for benefits as of December 31, 2022 and 2021 or for net increase in net assets available for benefits for the year ended December 31, 2022.

6.     Fair value measurement

The accounting standard for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

The three levels of the fair value hierarchy are described below:

Level 1    Quoted market prices in active markets for identical assets or liabilities;

Level 2    Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3    Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

During 2022, there were no transfers between levels.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Treasury Inflation Protected securities, U.S. issued bonds and cash. Commingled funds also include common collective trusts. Commingled funds are valued at the Net Asset Value (NAV) established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. No unfunded commitments exist.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021:

December 31, 2022	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$112,690,202	$—	$—	$112,690,202
Mutual funds	235,697,649	—	—	235,697,649
Self-directed brokerage accounts	7,791,054	—	—	7,791,054
Total	$356,178,905	$—	$—	$356,178,905

Investments valued using NAV as a practical expedient:
Commingled funds				$451,820,090

Total investments at fair value				$807,998,995

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

December 31, 2021	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$87,555,569	$—	$—	$87,555,569
Mutual funds	300,820,045	—	—	300,820,045
Self-directed brokerage accounts	9,108,286	—	—	9,108,286
Total	$397,483,900	$—	$—	$397,483,900

Investments valued using NAV as a practical expedient:
Commingled funds				$576,902,668

Total investments at fair value				$974,386,568

Fair Value of Investments that calculate Net Asset Value

	Fair Value
	December 31,		Redemption	Redemption
Commingled Investment Funds	2022	2021	Frequency	Notice
U.S. Equity Index	$72,325,387	$121,997,479	Daily	None
Target Date Maturity	330,563,339	409,022,767	Daily	None
U.S. Fixed Income	48,931,364	45,882,422	Daily	None
Total	$451,820,090	$576,902,668

7.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Market Risks include global events which could impact the value of investments securities, such as pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.     Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued. No material events have occurred since December 31, 2022 that require recognition or disclosure in these financial statements.

EIN # 16-0442930 Plan #002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

*TEGNA Inc. Common Stock	Employer Common Stock Fund	**	$112,690,202

*Self Directed Brokerage Accounts		**	$7,791,054

American Europacific Growth Fund	Mutual Fund	**	$19,040,639
Dodge & Cox Inc Fund	Mutual Fund	**	27,083,631
*FID 500 Index	Mutual Fund	**	114,875,099
*FID Extended Market Index	Mutual Fund	**	17,177,600
*FID Global Ex US Index	Mutual Fund	**	7,206,960
*FID US Bond Index	Mutual Fund	**	11,865,533
MFS Series Trust 1	Mutual Fund	**	33,323,309
T Rowe Price Institutional Emerging Market	Mutual Fund	**	4,493,111
Vanguard Federal Money Market Fund	Mutual Fund	**	631,767
Total Mutual Funds			$235,697,649

Goldman Sachs Stable Value Collective Trust	Commingled Fund	**	$48,931,364
*FID FRDM INX Target Retirement Fund 2015	Commingled Fund	**	9,380,724
*FID FRDM INX Target Retirement Fund 2020	Commingled Fund	**	25,661,528
*FID FRDM INX Target Retirement Fund 2025	Commingled Fund	**	50,562,286
*FID FRDM INX Target Retirement Fund 2030	Commingled Fund	**	61,766,360
*FID FRDM INX Target Retirement Fund 2035	Commingled Fund	**	49,915,451
*FID FRDM INX Target Retirement Fund 2040	Commingled Fund	**	42,371,264
*FID FRDM INX Target Retirement Fund 2045	Commingled Fund	**	36,480,854
*FID FRDM INX Target Retirement Fund 2050	Commingled Fund	**	26,916,066
*FID FRDM INX Target Retirement Fund 2055	Commingled Fund	**	14,015,199
*FID FRDM INX Target Retirement Fund 2060	Commingled Fund	**	6,761,777
*FID FRDM INX Target Retirement Fund 2065	Commingled Fund	**	2,243,662
*FID FRDM INX Target Retirement Fund Income	Commingled Fund	**	4,488,168
*FIAM Small MID Cap Core Class O	Commingled Fund	**	15,960,375
T Rowe Price Blue Chip Growth Trust	Commingled Fund	**	56,365,012
Total Commingled Funds			$451,820,090

*Loans to participants	Interest rates on loans are 3.50% - 8.00% with varying maturities with a maximum credit term of 60 months		$4,291,080

Total Investments			$812,290,075

* Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 27, 2023	By:	/s/ Jeffery Newman
Jeffery Newman
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number        Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP
Independent Registered Public Accounting Firm